UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Stardust Power Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

854936101

(CUSIP Number)

July 8, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854936101

1.	Names of Reporting Persons Global Partner Sponsor II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 9,666,667 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,666,667 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,666,667 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 18.1% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	The reported amount consists of (i) 3,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”), (ii) 1,000,000 shares of Common Stock subject to vesting (or forfeiture) on the basis of achieving (or failing to achieve) certain trading price thresholds, and (iii) 5,666,667 Common Stock issuable in respect of 5,666,667 warrants (“Private Warrants”).

(2)	Calculated based on 47,699,608 shares of Common Stock outstanding as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC’) on August 14, 2024, as increased by 5,666,667 shares of Common Stock issuable in respect of the Private Warrants.

Item 1(a). Name of Issuer

Stardust Power Inc. (the “Issuer”).

Item 1(b). Address of the Issuer’s Principal Executive Offices

15 E. Putnam Ave, Suite 378

Greenwich, CT 06830

Item 2(a). Name of Person Filing

Global Partner Sponsor II LLC (the “Reporting Person”).

Item 2(b). Address of the Principal Business Office, or if none, Residence

C/o Global Partner Sponsor II LLC

200 Park Avenue, 32nd Floor

New York, NY 10166

Item 2(c). Citizenship

The Reporting Person is a Delaware limited liability company.

Item 2(d). Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e). CUSIP Number

854936101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person directly holds (i) 3,000,000 shares of Common Stock, (ii) 1,000,000 shares of Common Stock subject to vesting (or forfeiture) on the basis of achieving (or failing to achieve) certain trading price thresholds, and (iii) 5,666,667 Private Warrants to acquire an equal number of shares of Common Stock.

Chandra R. Patel, Jarett Goldman and Richard C. Davis are the managers of the Reporting Person and each has one vote. The approval of a majority is required to approve an action of the Reporting Person. Under the so-called “rule of three,” no individual manager of the Reporting Person exercises voting or dispositive control over any of the securities held by the Reporting Person. Accordingly, none of the three managers will be deemed to have or share beneficial ownership of such securities.

The filing of this statement on Schedule 13G shall not be construed as an admission that any of the foregoing individuals are the beneficial owners of any of the securities reported herein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒ --solely with respect to Paul J. Zepf, who ceased to be the managing member of the Reporting Person, and therefore, no longer beneficially owns any securities of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2024

GLOBAL PARTNER SPONSOR II LLC

By:	/s/ Chandra R. Patel
Name:	Chandra R. Patel
Title:	Manager